As filed with the Securities and Exchange Commission on October 22, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAPITAL BANK CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina
(State or other jurisdiction of incorporation or organization)

6022
(Primary Standard Industrial Classification Code Number)

56-2101930
(IRS Employer Identification Number)

333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601
(919) 645-6400
(Address, including zip code, and telephone number,
 including area code, of registrant’s principal executive offices)

B. Grant Yarber, President and Chief Executive Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601
(919) 645-6400
 (Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copies to:
Margaret N. Rosenfeld, Esq. Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. P. O. Box 2611 Raleigh, North Carolina 27602-2611 (919) 821-1220	Betty O. Temple, Esq. Womble Carlyle Sandridge & Rice, PLLC 271 17th Street, NW, Suite 2400 Atlanta, Georgia 30363-1017 (404) 870-4824

As soon as practicable after the effective date of this Registration Statement.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value per share	$55,000,000 (1)	$3,069 (2)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 22, 2009

PROSPECTUS

●           Shares

COMMON STOCK

We are offering ● shares of our common stock, no par value per share. Our common stock is traded on the NASDAQ Global Select Market under the symbol “CBKN.” On October 16, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $5.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying our common stock.

	Per Share		Total

Public offering price	$	●	$	●
Underwriting discounts and commissions		●		●
Proceeds to us, before expenses		●		●

The underwriters also may purchase up to an additional ● shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters are offering the shares of our common stock as described in “Underwriting.”  Delivery of the shares will be made on or about ●, 2009.

Sandler O’Neill + Partners, L.P.	Howe Barnes Hoefer & Arnett

The date of this prospectus is ●, 2009.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Capital Bank Corporation,” “we,” “us,” “our,” or similar references, mean Capital Bank Corporation and its subsidiaries on a consolidated basis. References to “Capital Bank” or the “Bank” mean our wholly-owned banking subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this prospectus and the information it incorporates by reference may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which statements represent our judgment concerning the future and are subject to business, economic and other risks and uncertainties, both known and unknown, that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology.

We caution that any such forward-looking statements are further qualified by important factors that could cause our actual operating results to differ materially from those in the forward-looking statements, including without limitation, the management of our growth, the risks associated with possible or completed acquisitions, the risks associated with the Bank’s loan portfolio, competition within the industry, dependence on key personnel, government regulation and the other risk factors described under the heading “Risk Factors” in this prospectus and in the documents incorporated herein by reference.  Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements.  Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made.

You should read carefully this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision.  You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock.

About Capital Bank Corporation

Capital Bank Corporation is a financial holding company incorporated under the laws of North Carolina on August 10, 1998. Our primary wholly-owned subsidiary is Capital Bank, a state-chartered banking corporation that was incorporated under the laws of the State of North Carolina on May 30, 1997 and commenced operations on June 20, 1997.

Capital Bank is a community bank engaged in the general commercial banking business, primarily in growth markets in central and western North Carolina. As of June 30, 2009, the Bank had assets of approximately $1.7 billion, with gross loans and deposits outstanding of approximately $1.3 billion and $1.4 billion, respectively. Our principal executive office is located at 333 Fayetteville Street, Suite 700, Raleigh, North Carolina 27601, and our telephone number is (919) 645-6400. We operate 32 branch offices in North Carolina: five in Raleigh, four in Asheville, three in Burlington, two in Cary, four in Fayetteville, three in Sanford, and one each in Clayton, Graham, Hickory, Holly Springs, Mebane, Morrisville, Oxford, Pittsboro, Siler City, Wake Forest and Zebulon.

The Bank offers a full range of banking services, including the following: checking accounts; savings accounts; NOW accounts; money market accounts; certificates of deposit; individual retirement accounts; loans for real estate, construction, businesses, agriculture, personal use, home improvement, automobiles, equity lines of credit, mortgage loans, credit loans, consumer loans, credit cards; safe deposit boxes; bank money orders; internet banking; electronic funds transfer services including wire transfers and remote deposit capture; traveler’s checks; and free notary services to all Bank customers. In addition, the Bank provides automated teller machine access to its customers for cash withdrawals through nationwide ATM networks. Through a partnership between the Bank’s financial services division and Capital Investment Companies, an unaffiliated Raleigh, North Carolina-based broker-dealer, the Bank also makes available a complete line of uninsured investment products and services.

As a financial holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System, or the Federal Reserve. We are required to file with the Federal Reserve reports and other information regarding our business operations and the business operations of our subsidiaries. As a North Carolina chartered bank, the Bank is subject to primary supervision, periodic examination and regulation by the North Carolina Commissioner of Banks, or the NC Commissioner, and by the Federal Deposit Insurance Corporation, or the FDIC, as its primary federal regulator.

Our Strengths and Strategy

Our vision is to be North Carolina’s most respected and profitable community bank through our commitment to providing hometown, personal service for our loyal customers, enhancing shareholder value by way of consistent earnings and giving back to the communities we serve. With our highly trained associates, sound fiscal management and the execution of our strategic growth plan, we believe that we possess the ideal combination of big bank technology and small town service philosophy, resulting in a unique community banking approach that is the cornerstone of our business. We seek to achieve these goals by focusing on the following key strengths and objectives:

Operate in Desirable Geographic Markets. We believe that our current branch network, which we have grown both organically and by strategic acquisitions, has positioned us well in both higher-growth markets and markets with attractive core deposits. We believe that this combination has historically allowed us to grow the bank both prudently and profitably and will continue to present attractive opportunities to strengthen our franchise. We operate in the following four geographic regions in North Carolina:

Capital Bank					Total Market Area (2)
	June 2009		Annualized 3-Year Growth Rate		June 2009 Deposit Data (3)					Median Household Income (4)
Market Area (1)	Deposits ($MM)	Loans ($MM)	Deposits	Loans	Deposits in Market Area ($MM)	CBKN Market Share	Total Market Growth Versus June 2008	2009 Population	2009 – 2014 Projected Population Growth	2009 (Actual)	2009 – 2014 Projected Growth

Triangle	$602	$664	27%	28%	$19,072	3.2%	10.9%	1,168,270	17.4%	$68,870	3.4%
Sandhills	261	184	21	11	5,174	5.0	3.9	607,927	4.7	47,711	4.8
Triad	389	193	–4	–11	2,544	15.3	7.9	147,797	6.6	50,579	4.8
Western	129	252	11	14	9,253	1.4	1.3	576,365	6.1	47,740	6.0

Total	$1,381	$1,293	12%	11%	$36,043	3.8%	7.1%	2,500,359	11.1%	59,117	3.5%

							North Carolina		8.1%	$51,418	4.3%

							USA		4.6%	$54,719	4.1%

(1)
The Triangle market area (13 branches) comprises the Raleigh-Cary metropolitan statistical area, or MSA, and Granville County; the Sandhills market area (9 branches) comprises the Fayetteville MSA, and the counties of Chatham, Robeson and Lee; the Triad market area (5 branches) comprises the Burlington MSA; and the Western market area (5 branches) comprises the Asheville MSA and Catawba County.

(2)			Per SNL Financial.

(3)			FDIC deposit data as of June 30, 2009.

(4)			Weighted average based on FDIC deposit data as of June 30, 2009.

Our Triangle market consists of the Raleigh-Cary MSA and Granville County, which we consider the core areas for business growth in the Triangle area of North Carolina. The Triangle, which includes Raleigh, North Carolina’s capital, as well as Chapel Hill, Durham and Research Triangle Park, is an extremely well-diversified market with a mixture of businesses, universities, large medical institutions and state/local government offices that provides a significantly stable economy. North Carolina State University, Duke University and The University of North Carolina at Chapel Hill are all located in the Triangle, and more than 80% of the workforce in Research Triangle Park is employed by multinational corporations such as IBM, GlaxoSmithKline, Cisco and Nortel. The area recently received, among others, the following #1 national rankings: top city for small business (Biz Journals, February 2009), fastest growing metropolitan area in the country (U.S. Census, March 2009), best place for business and careers (Forbes.com, March 2009), city with best economic potential (fDi Magazine, April 2009), top city where Americans are relocating (Forbes.com, April 2009) and best place to live in the United States (msnbc.com, June 2008). We believe that the Triangle will continue to present our best overall opportunity for market share expansion.

The Sandhills market, which includes our operations in Fayetteville, Pittsboro, Sanford and Siler City, has in recent years experienced significant growth due to the 2005 Base Realignment and Closure process, or BRAC. Fayetteville is home to Fort Bragg, the largest global Army installation with 10% of the Army’s active forces. BRAC is estimated to increase the population of the region around Fort Bragg by 40,000 between 2006 and 2013, lead to approximately $1.6 billion in military-related construction, and generate $1.0 billion in economic development in the surrounding counties as the headquarters for both the U.S. Army Forces Command and U.S. Army Reserve Command relocate to Fort Bragg. These two commands manage an estimated $30 billion of the United States’ annual defense budget, which is expected to result in the relocation of military contractors to the markets stretching from the Triangle to Fayetteville, an area now being referred to as North Carolina’s All-American Defense Corridor. In 2008, Fayetteville’s gross domestic product, or GDP, grew by 5.3%, compared to national GDP growth of 0.8% and North Carolina’s GDP growth of 0.1% during the same period, according to data compiled by the U.S. Commerce Department through the Bureau of Economic Analysis.

We also have branches in the Triad market, which includes Burlington, Graham and Mebane, and the Western market, which includes Asheville and Hickory. While these markets are not currently experiencing loan growth, we believe they provide opportunities for affordable and stable core deposit growth and diversification of our deposit base.

Maintain an Experienced Executive Management Team Complemented by a Highly Qualified Board of Directors. In the current turbulent economic environment, we believe the board of directors and management team of a community bank will have an important impact on its future performance. Over the past six years, we have assembled an executive management team with significant experience in sales, credit administration, acquisition integration, special assets management, operations and financial management. Our senior management team is lead by:

•
B. Grant Yarber: Mr. Yarber joined us in June 2003. He has served as our President and Chief Executive Officer since May 2004. Prior to his promotion to Chief Executive Officer, he served as our President and Chief Operating Officer. Prior to joining us, Mr. Yarber served as Chief Credit Officer and Chief Lending Officer for MountainBank in Hendersonville, NC from 2002 to 2003. With more than 20 years of banking experience, Mr. Yarber has proven his skills as an effective leader throughout his many positions in lending and credit administration. Mr. Yarber began his career as a credit analyst at North Carolina National Bank (now Bank of America Corporation) in 1989, moving through various positions that included significant leadership roles as Senior Credit Officer for Business Lending for the Southeastern United States. Prior to his credit role, he served as Regional Executive in Missouri and Illinois for Business Banking, Professional and Executive Banking and Agricultural Lending.

•
Michael R. Moore:  Mr. Moore joined us in 2007 and serves as our Executive Vice President and Chief Financial Officer. In this position, Mr. Moore is responsible for our financial activities, including asset and liability management, margin management, investment portfolio management, analyst relations and strategic planning. Mr. Moore has over 29 years of banking experience and most recently served as Senior Vice President of Funds Management for Sky Financial Group Incorporated, where he was responsible for balance sheet management, including the investment portfolio, borrowed funds, margin management of all loan and deposit products and liquidity management. While at Sky Financial Group Incorporated, Mr. Moore was the team leader for due diligence and integration of nine bank mergers over seven years, increasing company assets by approximately $10 billion.

•
David C. Morgan:  Mr. Morgan serves as our Executive Vice President and Chief Banking Officer. Mr. Morgan joined us in 2003 serving as our Triangle Regional President. Mr. Morgan has over 25 years of business lending expertise in executive level positions with Central Carolina Bank (now part of SunTrust Banks, Inc.) where he served Granville, Wake, Durham and Franklin Counties. In his function as Chief Banking Officer, Mr. Morgan is responsible for the commercial and retail banking functions statewide.

•
Mark J. Redmond:  Mr. Redmond serves as our Executive Vice President and Chief Credit Officer. Mr. Redmond joined us in 2005, previously having served as Senior Credit Officer at BB&T for three years, where he was responsible for credit administration for the western half of Kentucky, and with BB&T’s Capital Markets Group for two years. Mr. Redmond has over 15 years of banking experience, concentrating in the commercial lending and credit areas. In his function as Chief Credit Officer, Mr. Redmond is responsible for credit quality, loan review, special assets and the credit department.

We also are committed to growing the next generation of management through our management development program, which is designed to mentor and train qualified successors for each of our critical management roles. We anticipate that given the current operating conditions, the general state of the economy, as well as the ongoing consolidation in the industry, we will have opportunities to recruit additional, highly-qualified personnel.

In addition to our seasoned management, our Board of Directors consists of highly qualified and respected members of the communities that we serve. Our directors are successful businessmen, many of whom own their own businesses in their local communities. In addition, several of our directors were founders of the Bank and have remained with us as directors and significant shareholders since our inception. As of October 16, 2009, our executive officers and directors held approximately 13.6% of our outstanding common stock.

Recently, our Board of Directors, with the assistance of an outside consultant, conducted an assessment to determine ways in which it may be able to improve upon or optimize its performance. As a result of this assessment, the Board of Directors determined that its performance may be optimized by, among other actions, reducing its size from 17 to ten directors. Nine of the remaining ten directors meet the definition of “independent director” as that term is defined in the NASDAQ Listing Rules, and the Chairman of the Board remains unchanged. We believe that this reduced Board of Directors will enable us to respond more quickly and efficiently to our needs and the needs of the Bank.

Continue a Proactive Approach to Asset Quality. We believe our strong credit culture has been the cornerstone of our success and, today, we employ a proactive credit review system to ensure strong results going forward.

We believe that the first pillar of our approach to protect our asset quality is our disciplined, prudent and diligent credit underwriting and loan approval processes, which involve close oversight by our Chief Credit Officer, loan committee and loan review department. It is the Bank’s philosophy to meet all legitimate business and consumer credit needs within a defined market segment where standards of safety, regulatory requirements, profitability and liquidity can be satisfied. Our underwriting standards achieve loan structures consistent with our risk-taking philosophy articulated in our loan policies and credit culture. The loan approval process establishes consistent procedures for the processing of loan requests and procedures for co-approvals, documenting loan decisions and maintaining credit files. We also focus on underwriting loans that enhance a balanced, diversified portfolio. For example, we analyze our commercial real estate loan portfolio concentrations by market region on a quarterly basis in order to prevent overexposure to any one type of commercial real estate loan. We believe that loan portfolio diversification helps to mitigate our potential credit risk. Additionally, we incorporate third party real estate analysis in this report to monitor market conditions. Going forward, we intend to decrease our reliance on commercial real estate lending by expanding our business lending programs to focus on the small to mid-sized operating companies that are located in our markets.

The second pillar of our approach is an active system that identifies problem loans and manages the quality of our credit portfolio. This system includes our problem loan detection program, which is designed to prioritize potential problem loans at an early stage to enable timely solutions by our senior banking team. Under this program, we review loans that are projected to be 30 or more days past due at month-end on a weekly rather than monthly basis, which allows us to recognize potential asset deterioration more quickly and coordinate an appropriate course of action. Additionally, we have an internal loan review department which is the quality control checkpoint for managing our credit process. It is the objective of the loan review department to audit a minimum of 25% of our loan commitments annually, concentrating on adversely risk rated credits, a small sample of each consumer loan officer’s loan portfolio and all unsecured commercial loans greater than $500,000. All findings are shared with senior management and the Audit Committee of our Board of Directors.

The third pillar of our approach is to aggressively work with customers for which we have identified problem loans to attempt to resolve issues before defaults result. An example of this problem loan resolution approach is our residential buyer’s special financing program, in which we have identified potential problem residential and development loans and worked closely with sellers, builders, real estate agents and marketing personnel to find qualified buyers.

As a result of these measures to protect our asset quality, our Past Due/Total Loans ratio was 1.17% and our Nonperforming Loans/Total Loans ratio was 1.43% as of June 30, 2009.

Capitalize on Opportunities Resulting from Market Disruption. We believe that our community banking approach of personalized, customer service delivered through the resources of a larger institution positions us to capitalize on attractive opportunities that are emerging from the market disruption caused by current economic conditions. In our markets, we believe that both our smaller community banking competitors and the larger regional and national financial services companies are distracted by internal issues, including financial performance, asset quality and capital adequacy. As a result, we believe that our competitors are unable to offer the same level of products and services that their customers have been accustomed to and, consequently, we have been able to attract new customers and recruit new associates to Capital Bank. For example, from June 30, 2008 to June 30, 2009, we increased customer deposits by 21% to $1.3 billion, or 95% of total deposits. Further, we believe that our relative stability in the current operating environment will contribute to the expansion of our business lending platform.

In addition to the organic expansion opportunities described above, we believe that we are well positioned to take advantage of FDIC-assisted transactions, which typically are acquisitions in which a failed bank is acquired by a successful bidder and the FDIC guarantees certain credit losses and operating expenses associated with defaults pursuant to a loss share agreement with the acquirer. We may also consider strategic acquisitions similar to our merger with Burlington, North Carolina-based 1st State Bancorp, Inc. in 2006 and our acquisition of four bank branches in the Fayetteville area from Omni National Bank in December 2008. We believe that we have the management depth and experience, as well as other franchise resources, to efficiently and effectively analyze and execute upon potential opportunities in selected markets in North Carolina, South Carolina and Virginia.

Recent Developments

FDIC Insurance Assessments. The Bank is subject to regular insurance assessments imposed by the FDIC, which is actively seeking to replenish its deposit insurance fund. The FDIC increased risk-based assessment rates uniformly by 7 basis points, on an annual basis, beginning in the first quarter of 2009. On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution’s qualifying assets less Tier 1 capital as of June 30, 2009. The FDIC collected this special assessment on September 30, 2009.

On September 29, 2009, the FDIC announced its intention to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for the following three years. Such prepaid assessments would be collected on December 30, 2009 at a rate based on the insured institution’s modified third quarter 2009 assessment rate. At the present time, we are unable to determine the precise amount of any prepaid assessment that may be levied against us, but as a result of the proposed accounting treatment, we do not believe the proposed assessment will have a material impact on our operating results for the fourth quarter of 2009.

Bank Stress Test. In May 2009, the Federal Reserve announced the results of the Supervisory Capital Assessment Program, or the SCAP, commonly referred to as the “stress test,” of the near-term capital needs of the 19 largest U.S. bank holding companies. Although we were not subject to the Federal Reserve’s review under the SCAP, we conducted our own internal cumulative loss analysis or “stress test” of Capital Bank’s capital position at June 30, 2009, using many of the same methodologies of the SCAP, but applying underlying economic assumptions relating to potential losses that we believed to be more appropriately tailored to reflect the composition of Capital Bank’s loan portfolio. In addition to our internal analysis, we recently retained a third party consultant to perform an independent review of our portfolio and to provide us with a cumulative loss analysis of our loan portfolio based on the methodology of the stress tests that were administered under the SCAP. Both our internal and the third party analysis used a “baseline” scenario as provided in the SCAP methodology, and our internal analysis also used a “more adverse” scenario as provided in the SCAP methodology. A “baseline” scenario assumes a path for the economy that follows a consensus forecast for certain economic variables and a “more adverse” scenario assumes a more significant downturn.

Based on the results of our stress test and the cumulative loss analysis performed by the third party consultant, and the assumptions and cumulative estimates utilized in each analysis, we believe that following the completion of this offering, we will be “well capitalized” from a regulatory capital perspective and have sufficient capital to withstand the economic challenges facing our company if the North Carolina and national economies weaken further or become weaker in the future than is currently expected.

Expiration of Interest Rate Swap Agreement. In October 2006, we entered into a $100 million (notional) three-year interest rate swap agreement to help mitigate our exposure to interest rate volatility in the prime-based portion of the commercial loan portfolio. The swap, which expired on October 9, 2009, increased loan interest income by $1.1 million and $675 thousand for the quarters ended September 30, 2009 and 2008, respectively, representing a benefit to net interest margin of 27 and 19 basis points, respectively, during the quarters.

Special Meeting of Shareholders. We intend to call a special meeting of our shareholders, to be held December 4, 2009, for the purpose of approving an amendment to our Articles of Incorporation, as amended, or the Articles of Incorporation, to increase the number of authorized shares of common stock to 50,000,000 shares.

The Offering
Issuer	Capital Bank Corporation, a North Carolina corporation.
Common stock offered	● shares of common stock.
Over-allotment option	We have granted the underwriters an option to purchase up to an additional ● shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.
Common stock outstanding after this offering	● shares of common stock. (1)
Use of Proceeds
We intend to use the net proceeds of this offering for general corporate purposes, including to strengthen the capital of the Bank and to support our strategic growth opportunities in the future. See “Use of Proceeds.”

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CBKN.”

(1)
The number of shares of common stock outstanding immediately after the closing of this offering is based on ● shares of common stock outstanding as of ●, 2009. This number excludes the shares of common stock issuable pursuant to the exercise of the underwriters’ over-allotment option, ● shares of common stock that are subject to outstanding but unexercised options to purchase shares of common stock or to granted but unvested restricted stock, ● shares of common stock that are reserved for issuance under our equity compensation plans but not subject to any outstanding equity grants and 749,619 shares of common stock issuable upon the exercise of the warrant held by the U.S. Department of the Treasury, or the Treasury. Under the terms of the warrant issued to the Treasury, if we complete a “qualified equity offering” of at least $41.3 million prior to December 31, 2009, the number of shares of common stock underlying the warrant will be reduced by one-half, or approximately 374,809 shares. This offering constitutes a “qualified equity offering.”

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 9 and the other information included in this prospectus before deciding whether to invest in our common stock.

Summary Selected Consolidated Financial Information

You should read the summary selected consolidated financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, which are incorporated by reference in this prospectus.

The following tables set forth selected consolidated financial data for us as of and for each of the years in the five-year period ended December 31, 2008 and as of and for the six-month periods ended June 30, 2009 and 2008.

The balance sheet data for the years ended December 31, 2008 and 2007 and the operational data as of December 31, 2008, 2007 and 2006 have been derived from our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus. The balance sheet data for the years ended December 31, 2006, 2005 and 2004 and the operational data as of December 31, 2005 and 2004 have been derived from our audited financial statements that are not included in this prospectus. The comparability of financial data from 2005 and 2006 has been significantly impacted by the acquisition of 1st State Bancorp, Inc. in January 2006, and the comparability of financial data from 2007 and 2008 has been significantly impacted by the goodwill impairment charge taken in 2008.

The selected financial data as of and for the six months ended June 30, 2009 and 2008 have been derived from our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, which are incorporated by reference in this prospectus. In the opinion of management, these unaudited interim financial statements include all adjustments necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2009, are not necessarily indicative of our expected results for the full year ending December 31, 2009.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
(Dollars in thousands)

Selected Balance Sheet Data
Cash and investment securities	$340,918	$289,120	$332,593	$299,288	$293,379	$238,690	$183,591
Loans	1,293,340	1,178,157	1,254,368	1,095,107	1,008,052	668,982	654,867
Allowance for loan losses	18,602	13,910	14,795	13,571	13,347	9,592	10,721
Intangible assets	3,282	62,831	3,857	63,345	64,543	12,853	13,065
Total assets	1,695,342	1,592,034	1,654,232	1,517,603	1,422,384	960,906	882,294
Deposits	1,380,842	1,182,615	1,315,314	1,098,698	1,055,209	698,480	654,976
Borrowings	127,589	201,297	147,010	208,642	160,162	107,687	119,075
Subordinated debentures	30,930	30,930	30,930	30,930	30,930	30,930	20,620
Shareholders’ equity	143,306	165,731	148,514	164,300	161,681	83,492	77,738
Tangible common equity	98,745	102,900	103,378	100,955	97,138	70,639	64,673

Summary of Operations
Interest income	$40,420	$44,001	$85,020	$94,537	$86,952	$50,750	$42,391
Interest expense	18,075	22,164	42,424	50,423	40,770	21,476	16,257
Net interest income	22,345	21,837	42,596	44,114	46,182	29,274	26,134
Provision (credit) for loan losses	7,678	1,415	3,876	3,606	531	(396)	1,038
Net interest income after provision for loan losses	14,667	20,422	38,720	40,508	45,651	29,670	25,096
Noninterest income	5,830	5,242	11,051	9,511	9,636	6,731	6,905
Noninterest expense	24,029	19,614	106,662	39,037	36,678	26,439	23,824
Net (loss) income before tax (benefit) expense	(3,532)	6,050	(56,891)	10,982	18,609	9,963	8,177
Income tax (benefit) expense	(418)	1,668	(1,207)	3,124	6,271	3,264	2,866
Net (loss) income	(3,114)	4,382	(55,684)	7,858	12,338	6,699	5,311
Dividend and accretion on preferred stock	1,174	0	124	0	0	0	0
Net income available to common shareholders	(4,288)	4,382	(55,808)	7,858	12,338	6,699	5,311

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Per Share Data
Net (loss) income – basic	$(0.38)	$0.39	$(4.94)	$0.69	$1.06	$0.99	$0.79
Net (loss) income – diluted	(0.38)	0.39	(4.94)	0.68	1.06	0.97	0.77
Book value	9.03	14.76	9.54	14.71	14.19	12.18	11.76
Tangible book value	8.74	9.16	9.20	9.04	8.53	10.31	9.78
Common stock dividends	0.16	0.16	0.32	0.32	0.24	0.24	0.21

Common shares outstanding	11,300,369	11,229,085	11,238,085	11,169,777	11,393,990	6,852,156	6,612,787
Diluted shares outstanding	11,430,494	11,314,578	11,302,769	11,492,728	11,683,674	6,920,388	6,885,700
Basic shares outstanding	11,430,494	11,299,923	11,302,769	11,424,171	11,598,502	6,790,846	6,712,502

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Performance Ratios
Return on average shareholders’ equity 1	NM %	5.18%	NM %	4.78%	7.64%	8.32%	7.04%
Return on average assets 1	NM	0.56	NM	0.54	0.91	0.74	0.60
Net interest margin 2	2.95	3.20	3.08	3.53	3.94	3.59	3.28
Efficiency ratio	85	72	77	73	66	73	72
Dividend payout ratio	NM	41	NM	47	23	25	27

Capital Ratios
Tangible equity to tangible assets	8.28%	6.73%	8.77%	6.94%	7.15%	7.45%	7.44%
Tangible common equity to tangible assets	5.84	6.73	6.26	6.94	7.15	7.45	7.44
Leverage ratio	9.94	8.91	10.58	9.10	9.42	10.64	9.61
Tier I risk-based capital	11.52	9.85	12.17	10.19	10.76	11.73	11.08
Total risk-based capital	12.77	10.88	13.24	11.28	11.92	13.71	12.33

Asset Quality Ratios
Nonperforming loans / gross loans	1.43%	0.44%	0.73%	0.55%	0.49%	1.21%	1.25%
Nonperforming assets / total assets	1.40	0.37	0.63	0.50	0.42	0.92	0.98
Allowance / gross loans	1.44	1.18	1.18	1.24	1.32	1.43	1.64
Allowance / nonperforming loans	100	267	162	227	272	119	131
Net charge-offs / average loans 1	0.30	0.19	0.30	0.32	0.46	0.12	0.25

1 Return and charge-off ratios for the six months ended June 30, 2009 and 2008 are annualized.
2 Net interest margin ratios for the six months ended June 30, 2009 and 2008 are annualized. Net interest margin ratios for all periods are on a tax equivalent basis.

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in or incorporated by reference in this prospectus, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Related to Our Business

U.S. and international credit markets and economic conditions could adversely affect our liquidity, financial condition and profitability.

Global market and economic conditions continue to be disruptive and volatile and the disruption has particularly had a negative impact on the financial sector. The possible duration and severity of this adverse economic cycle is unknown. Although we remain well capitalized and have not suffered any liquidity issues as a result of these recent events, the cost and availability of funds may be adversely affected by illiquid credit markets. Continued turbulence in U.S. and international markets and economies may also adversely affect our liquidity, financial condition and profitability.

Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our liquidity or financial condition.

The Emergency Economic and Stabilization Act of 2008, or EESA, which established the Troubled Asset Relief Program, or TARP, was enacted on October 3, 2008. As part of the TARP, the Treasury created the Capital Purchase Program, under which the Treasury will invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On February 17, 2009, the American Recovery and Reinvestment Act of 2009, or ARRA, was enacted as a sweeping economic recovery package intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. We participated in the Capital Purchase Program and sold $41.3 million in Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or the Series A Preferred Stock, and a warrant to purchase 749,619 shares of our common stock to the Treasury. Future participation in this or similar programs may subject us to additional restrictions and regulation. There can be no assurance as to the actual impact that EESA or its programs, including the Capital Purchase Program, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our financial condition, results of operations, liquidity or stock price.

Changes in local economic conditions could lead to higher loan charge-offs and reduce our net income and growth.

Our business is subject to periodic fluctuations based on local economic conditions in central and western North Carolina. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur. Our operations are locally oriented and community-based. Accordingly, we expect to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets we serve. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities we serve.

Weakness in our market areas could depress our earnings and consequently our financial condition because:

•	customers may not want or need our products or services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing loans to borrowers may decline; and

•	the quality of our loan portfolio may decline.

Any of the latter three scenarios could require us to charge off a higher percentage of loans and/or increase provisions for credit losses, which would reduce our net income.

Because the majority of our borrowers are individuals and businesses located and doing business in Wake, Granville, Lee, Cumberland, Johnston, Chatham, Alamance, Buncombe, Catawba and Robeson Counties, North Carolina, our success will depend significantly upon the economic conditions in those and the surrounding counties. Unfavorable economic conditions in those and the surrounding counties may result in, among other things, a deterioration in credit quality or a reduced demand for credit and may harm the financial stability of our customers. Due to our limited market areas, these negative conditions may have a more noticeable effect on us than would be experienced by a larger institution that is able to spread these risks of unfavorable local economic conditions across a large number of diversified economies.

We are exposed to risks in connection with the loans we make.

A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We have underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our loan portfolio. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect our results of operations. Loan defaults result in a decrease in interest income and may require the establishment of or an increase in loan loss reserves. Furthermore, the decrease in interest income resulting from a loan default or defaults may be for a prolonged period of time as we seek to recover, primarily through legal proceedings, the outstanding principal balance, accrued interest and default interest due on a defaulted loan plus the legal costs incurred in pursuing our legal remedies. No assurance can be given that recent market conditions will not result in our need to increase loan loss reserves or charge off a higher percentage of loans, thereby reducing net income.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of June 30, 2009, approximately 85% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders’ equity could be adversely affected. The declines in home prices in the markets we serve, along with the reduced availability of mortgage credit, also may result in increases in delinquencies and losses in our portfolio of loans related to residential real estate construction and development. Further declines in home prices coupled with a deepened economic recession and continued rises in unemployment levels could drive losses beyond that which is provided for in our allowance for loan losses. In that event, our earnings could be adversely affected.

Additionally, recent weakness in the secondary market for residential lending could have an adverse impact on our profitability. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae and Freddie Mac loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which could adversely affect our financial condition or results of operations.

Our real estate and land acquisition and development loans are based upon estimates of costs and the value of the complete project.

We extend real estate land loans, construction loans, and acquisition and development loans to builders and developers, primarily for the construction/development of properties. We originate these loans on a presold and speculative basis and they include loans for both residential and commercial purposes. As of June 30, 2009, these loans totaled $482.2 million, or 37% of our total loan portfolio. Approximately $113.2 million of this amount was for construction of residential 1-4 properties and $94.5 million was for construction of commercial properties. Additionally, approximately $209.1 million was for acquisition and development loans for both residential and commercial properties. Land loans, which are loans made with raw land as security, totaled $65.4 million, or 5% of our portfolio, at June 30, 2009.

In general, construction and land lending involves additional risks because of the inherent difficulty in estimating a property’s value both before and at completion of the project. Construction costs may exceed original estimates as a result of increased materials, labor or other costs. In addition, because of current uncertainties in the residential and commercial real estate markets, property values have become more difficult to determine than they have been historically. Construction and land acquisition and development loans often involve the repayment dependent, in part, on the ability of the borrower to sell or lease the property. These loans also require ongoing monitoring. In addition, speculative construction loans to a residential builder are often associated with homes that are not presold, and thus pose a greater potential risk than construction loans to individuals on their personal residences. At June 30, 2009, $91.9 million of our residential construction loans were for speculative construction loans. Slowing housing sales have been a contributing factor to an increase in non-performing loans as well as an increase in delinquencies. Residential construction loans and commercial construction loans represented 25% and 0%, respectively, of our non-performing assets at June 30, 2009.

Our non-owner occupied commercial real estate loans may be dependent on factors outside the control of our borrowers.

We originate non-owner occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. Non-owner occupied commercial real estate loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on a non-owner occupied commercial real estate loan, our holding period for the collateral typically is longer than a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner occupied commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

As of June 30, 2009, our non-owner occupied commercial real estate loans totaled $302.9 million, or 23% of our total loan portfolio.

Repayment of our commercial business loans is dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

We offer different types of commercial loans to a variety of small to medium-sized businesses. The types of commercial loans offered are owner-occupied term real estate loans, business lines of credit and term equipment financing. Commercial business lending involves risks that are different from those associated with non-owner occupied commercial real estate lending. Our commercial business loans are primarily underwritten based on the cash flow of the borrower and secondarily on the underlying collateral, including real estate. The borrowers’ cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Some of our commercial business loans are collateralized by equipment, inventory, accounts receivable or other business assets, and the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use.

As of June 30, 2009, our commercial business loans totaled $321.8 million, or 25% of our total loan portfolio. Of this number, $141.7 million was secured by owner-occupied real estate and $180.1 was secured by business assets.

A portion of our commercial real estate loan portfolio utilizes interest reserves which may not accurately portray the financial condition of the project and the borrower’s ability to repay the loan.

Some of our commercial real estate loans utilize interest reserves to fund the interest payments and are funded from loan proceeds. Our decision to establish a loan-funded interest reserve upon origination of a loan is based on the feasibility of the project, the creditworthiness of the borrower and guarantors and the protection provided by the real estate and other collateral. When applied appropriately, an interest reserve can benefit both the lender and the borrower. For the lender, an interest reserve provides an effective means for addressing the cash flow characteristics of a properly underwritten acquisition, development and construction loan. Similarly, for the borrower, interest reserves provide the funds to service the debt until the property is developed, and cash flow is generated from the sale or lease of the developed property.

Although potentially beneficial to the lender and the borrower, our use of interest reserves carries certain risks. Of particular concern is the possibility that an interest reserve may not accurately reflect problems with a borrower’s willingness or ability to repay the debt consistent with the terms and conditions of the loan obligation. For example, a project that is not completed in a timely manner or falters once completed may appear to perform if the interest reserve keeps the loan current.

In some cases, we may extend, renew or restructure the term of certain loans, providing additional interest reserves to keep the loan current. As a result, the financial condition of the project may not be apparent and developing problems may not be addressed in a timely manner. Consequently, we may end up with a matured loan where the interest reserve has been fully advanced, and the borrower’s financial condition has deteriorated. In addition, the project may not be complete, its sale or lease-up may not be sufficient to ensure timely repayment of the debt or the value of the collateral may have declined, exposing us to increasing credit losses.

As of June 30, 2009, we had a total of 53 loans funded by an interest reserve with a total outstanding balance of $139.6 million, representing approximately 11% of our total outstanding loans. Total commitments of these loans equaled $175.2 million with total remaining interest reserves of $7.8 million, representing a weighted average term of 16 months of remaining interest coverage. These 53 loans had an average loan-to-value ratio of 60% based on most recent appraisals.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business, and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the duration of the loan;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience and certain macroeconomic factors based on management’s expectations of future events; and

•	our specific reserve, based on our evaluation of non-performing loans and their underlying collateral.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for probable loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

If our allowance for loan losses is not adequate, we may be required to make further increases in our provisions for loan losses and to charge off additional loans, which could adversely affect our results of operations.

For the quarter ended June 30, 2009, we recorded a provision for loan losses of $1.7 million compared to $850 thousand for the quarter ended June 30, 2008, an increase of $842 thousand. We also recorded net loan charge-offs of $1.6 million for the quarter ended June 30, 2009 compared to $503 thousand for the quarter ended June 30, 2008. For the six months ended June 30, 2009, we recorded a provision for loan losses of $7.7 million compared to $1.4 million for the six months ended June 30, 2008, an increase of $6.3 million. We also recorded net loan charge-offs of $3.9 million for the six months ended June 30, 2009 compared to $1.1 million for the six months ended June 30, 2008. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the local economy; however, more recently the deterioration in the general economy has become a significant contributing factor to the increased levels of delinquencies and non-performing loans. Slower sales and excess inventory in the housing market has been the primary cause of the increase in delinquencies and foreclosures for residential construction loans, which represented 25% of our non-performing assets at June 30, 2009. In addition, slowing housing sales have been a contributing factor to the increase in non-performing loans as well as the increase in delinquencies. At June 30, 2009, our total non-performing loans increased to $18.5 million, or 1.43% of total loans, compared to $5.2 million, or 0.54% of total loans, at June 30, 2008.

If current trends in the housing and real estate markets continue, we expect that we will continue to experience higher than normal delinquencies and credit losses. Moreover, until general economic conditions improve, we may continue to experience increased delinquencies and credit losses. As a result, we may be required to make additional provisions for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial condition and results of operations.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

The results of our internal stress test and third party cumulative loss analysis may be incorrect and may not accurately predict the impact on us if the condition of the economy were to deteriorate more than assumed.

Recently, the Federal Reserve Board announced the results of the SCAP, commonly referred to as the “stress test,” of the near-term capital needs of the 19 largest U.S. bank holding companies. Although we were not subject to the Federal Reserve’s review under the SCAP, we conducted our own internal cumulative loss analysis or “stress test” of Capital Bank’s capital position as of June 30, 2009, using many of the same methodologies of the SCAP, but applying underlying economic assumptions relating to potential losses that we believed to be more appropriately tailored to reflect the composition of Capital Bank’s loan portfolio. In addition to our internal analysis, we recently retained a third party consultant to perform an independent review of our portfolio and to provide us with a cumulative loss analysis of our loan portfolio based on the methodology of the stress tests that were administered under the SCAP. Both our internal and the third party analysis used a “baseline” scenario as provided in the SCAP methodology, and our internal analysis also used a “more adverse” scenario as provided in the SCAP methodology. A “baseline” scenario assumes a path for the economy that follows a consensus forecast for certain economic variables, and a “more adverse” scenario assumes a more significant downturn.

Based on the results of our stress test and the cumulative loss analysis performed by the third party consultant, we believe that, following completion of this offering, we will be “well capitalized” from a regulatory capital perspective and will have sufficient capital to withstand the economic challenges facing our company even if the North Carolina and national economies weaken further or become weaker in the future than is currently expected. However, the results of our internal stress test and the cumulative loss analysis performed by the third party consultant may be inaccurate. In addition, while we believe that appropriate assumptions were applied in performing the stress test and cumulative loss analysis, these assumptions may prove to be incorrect. Moreover, the results of the stress test and cumulative loss analysis may not accurately reflect the impact on us if economic conditions are materially different than our assumptions.

Changes in interest rates may have an adverse effect on our profitability.

Our earnings and financial condition are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. Approximately 68% of our loans were variable rate loans at June 30, 2009, which means that our interest income will generally decrease in lower interest rate environments and rise in higher interest rate environments. Our net interest income will be adversely affected if market interest rates change such that the interest we earn on loans and investments decreases faster than the interest we pay on deposits and borrowings. We cannot predict with certainty or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve, affect interest income and interest expense. We have ongoing policies and procedures designed to manage the risks associated with changes in market interest rates. However, changes in interest rates still may have an adverse effect on our earnings and financial condition.

The fair value of our investments could decline.

Our investment securities portfolio as of June 30, 2009 has been designated as available-for-sale pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, or SFAS No. 115, relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income. At June 30, 2009, we maintained $263.8 million, or 98%, of our total securities as available-for-sale.

Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareholders’ equity.

Our securities portfolio contains whole loan private mortgage-backed securities and currently includes securities with unrecognized losses. We may continue to observe declines in the fair market value of these securities. We evaluate the securities portfolio for any other-than-temporary impairment each reporting period, as required by generally accepted accounting principles, and as of June 30, 2009, we did not recognize any securities as other-than-temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to these and other holdings.

Management believes that several factors will affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve. The yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates. These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Government regulations may prevent or impact our ability to pay dividends, engage in acquisitions or operate in other ways.

Current and future legislation and the policies established by federal and state regulatory authorities will affect our operations. We are subject to supervision and periodic examination by the FDIC and the NC Commissioner. Banking regulations, designed primarily for the protection of depositors, may limit our growth and the return to you, our current and/or potential investors, by restricting certain of our activities, such as:

•	payment of dividends to our shareholders;

•	possible mergers with, or acquisitions of or by, other institutions;

•	our desired investments;

•	loans and interest rates on loans;

•	interest rates paid on our deposits;

•	the possible expansion of our branch offices; and/or

•	our ability to provide securities or trust services.

We also are subject to capitalization guidelines set forth in federal legislation and could be subject to enforcement actions to the extent that we are found by regulatory examiners to be undercapitalized. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. The cost of compliance with regulatory requirements including those imposed by the Securities and Exchange Commission, or the SEC, may adversely affect our ability to operate profitably.

Specifically, federal and state governments could pass additional legislation responsive to current credit conditions. We could experience higher credit losses because of legislation or regulatory action that reduces the amounts borrowers are contractually required to pay under existing loan contracts or that limits our ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

The FDIC has imposed a special assessment on all FDIC-insured institutions, which will decrease our earnings in 2009, and future special assessments could adversely affect our earnings in future periods.

The FDIC increased risk-based assessment rates uniformly by 7 basis points, on an annual basis, beginning in the first quarter of 2009. In May 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. The assessment is equal to 5 basis points of the Bank’s total assets minus Tier 1 capital as of June 30, 2009. This represents a charge of approximately $750 thousand, which was recorded as a pre-tax charge during the second quarter of 2009. The FDIC has indicated that future special assessments are possible, although it has not determined the magnitude or timing of any future assessments. Any such future assessments will decrease our earnings.

On September 29, 2009, the FDIC announced its intention to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for the following three years. Such prepaid assessments would be collected on December 30, 2009 at a rate based on the insured institution’s modified third quarter 2009 assessment rate. We are unable to determine the precise amount of any prepaid assessment that may be levied against us, but as a result of the proposed accounting treatment, we do not believe the proposed assessment will have a material impact on our operating results.

The terms governing the issuance of the Series A Preferred Stock to the Treasury may be changed, the effect of which may have an adverse effect on our operations.

The terms of the Letter Agreement and Securities Purchase Agreement—Standard Terms, dated December 12, 2008, or the Securities Purchase Agreement, which we entered into with the Treasury, provides that the Treasury may unilaterally amend any provision of the Securities Purchase Agreement to the extent required to comply with any changes in applicable federal law that may occur in the future. We have no control over any change in the terms of the transaction that may occur in the future. Such changes may place restrictions on our business or results of operations, which may adversely affect the market price of our common stock.

Compliance with changing regulation of corporate governance and public disclosure may result in additional risks and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating uncertainty for companies such as ours. These laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding management’s required assessment of our internal control over financial reporting and our external auditors’ audit of our internal control over financial reporting has required the commitment of significant financial and managerial resources.

We expect these efforts to require the continued commitment of significant resources. Further, the members of our Board of Directors, members of the Audit or Compensation/Human Resources Committees, our CEO, our CFO and certain other of our executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, our ability to attract and retain executive officers and qualified Board and committee members could be more difficult. In addition, it may become more difficult and more expensive to obtain directors’ and officers’ liability insurance.

There are potential risks associated with future acquisitions and expansions.

We intend to continue to explore expanding our branch system through selective acquisitions of existing banks or bank branches in the Research Triangle area and other markets in North Carolina, South Carolina and Virginia, at this time particularly through FDIC-assisted transactions. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate, future acquisitions, or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. In the ordinary course of business, we evaluate potential acquisitions that would bolster our ability to cater to the small business, individual and residential lending markets in our target markets. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources. The process of identifying acquisition opportunities, negotiating potential acquisitions, obtaining the required regulatory approvals, and integrating new operations and personnel requires a significant amount of time and expense and may divert management’s attention from our existing business. In addition, since the consideration for an acquired bank or branch may involve cash, notes or the issuance of shares of common stock, existing shareholders could experience dilution in the value of their shares of our common stock in connection with such acquisitions. Any given acquisition, if and when consummated, may adversely affect our results of operations or overall financial condition. In addition, we may expand our branch network through de novo branches in existing or new markets. These de novo branches will have expenses in excess of revenues for varying periods after opening, which could decrease our reported earnings.

Our ability to raise additional capital could be limited, could affect our liquidity and could be dilutive to existing shareholders.

We may be required or choose to raise additional capital, including for strategic, regulatory or other reasons. Current conditions in the capital markets are such that traditional sources of capital may not be available to us on reasonable terms if we needed to raise additional capital. In such case, there is no guarantee that we will be able to successfully raise additional capital at all or on terms that are favorable or otherwise not dilutive to existing shareholders.

We are dependent on our key personnel, including our senior management and directors, and our inability to hire and retain key personnel may adversely affect our operations and financial performance.

We are, and for the foreseeable future will be, dependent on the services of our senior management and directors. Members of our senior management have extensive and long-standing ties within our market area and substantial experience with our operations, which have contributed significantly to our growth. Should the services of a member of our senior management team become unavailable, our operations and growth may be disrupted, and there can be no assurance that a suitable successor could be retained upon the terms and conditions that we would offer. In December 2008, we entered into the Securities Purchase Agreement in connection with the Capital Purchase Program pursuant to which we sold the Treasury 41,279 shares of our Series A Preferred Stock and a warrant to purchase up to 749,619 shares of our common stock for an aggregate purchase price of $41.3 million. Our participation in the Capital Purchase Program restricts our ability to provide certain types of compensation to certain senior executive officers and employees. The inability to make certain types of compensation available to certain senior executive officers and employees may reduce our ability to retain key personnel.

Further, as we continue to grow our operations both in our current markets and other markets that we may target, we expect to continue to be dependent on our senior management and their relationships in such markets. Our inability to attract or retain additional personnel could materially adversely affect our business or growth prospects in one or more markets.

We compete with larger companies for business.

The banking and financial services business in our market areas continues to be a competitive field and is becoming more competitive as a result of:

•	changes in regulations;

•	changes in technology and product delivery systems; and

•	the accelerating pace of consolidation among financial services providers.

We may not be able to compete effectively in our markets, and our results of operations could be adversely affected by the nature or pace of change in competition. We compete for loans, deposits and customers with various bank and nonbank financial services providers, many of which have substantially greater resources, including higher total assets and capitalization, greater access to capital markets and a broader offering of financial services.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine transactions, including, for example, funding transactions, could be adversely affected by the actions and potential failures of other financial institutions. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with which we do business, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by others. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition or results of operations.

Consumers may decide not to use banks to complete their financial transactions, which could limit our revenue.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks through the use of various electronic payment systems. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Technological advances impact our business.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources than we do to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or successfully market such products and services to our customers.

Our information systems, or those of our third party contractors, may experience an interruption or breach in security.

We rely heavily on our communications and information systems, and those of third party contractors, to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that we can prevent any such failures, interruptions or security breaches of our information systems, or those of our third party contractors, or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of such information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Recently discovered issues related to the administration and termination of the 1st State Bancorp, Inc. Employee Stock Ownership Plan may subject us to liability and adversely impact our financial condition and results of operations.

We recently discovered that the 1st State Bancorp, Inc. Employee Stock Ownership Plan, or the ESOP, which was to be terminated immediately prior to the Bank’s merger with 1st State Bank in 2006, was not correctly terminated. Among other things, we have discovered that certain required filings with the Internal Revenue Service, or the IRS, related to the termination of the ESOP were never made, insufficient withholding taxes may have been submitted to the IRS, and incorrect distributions may have been made from the ESOP, resulting in potential overpayment of certain accounts and underpayment of others. We are currently in the process of determining the source and extent of these potential errors and have engaged outside counsel and an independent third party record keeper to assist with correcting the errors and preparing the necessary filings with the IRS and U.S. Department of Labor. We may be subject to penalties and interest from the IRS due to the delinquent filings and insufficient payment of taxes and potential liability to participants in the ESOP. We may also be required to reimburse certain funds if improperly distributed from the ESOP. At this time, we are unable to estimate the corrective amounts we may be required to contribute to the ESOP or submit to the IRS. If these amounts are material, such payments may have an adverse effect on our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock is currently traded on the NASDAQ Global Select Market. We cannot assure you, however, that an active trading market for our common stock will develop or be sustained after the offering. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stocks can be more volatile than stock trading in an active public market. Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to changes in analysts’ recommendations or projections, our announcement of developments related to our business, operations and stock performance of other companies deemed to be peers, news reports of trends, concerns, irrational exuberance on the part of investors and other issues related to the financial services industry. Recently, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services sector, have experienced wide price fluctuations that have not necessarily been related to operating performance. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

We may issue additional shares of common stock or convertible securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 20,000,000 shares of common stock, and we intend to call a special meeting of our shareholders, to be held December 4, 2009, for the purpose of approving an amendment to our Articles of Incorporation to increase the number of authorized shares of common stock to 50,000,000 shares. As of June 30, 2009, we had 11,300,369 shares of common stock outstanding and had reserved for issuance 377,083 shares underlying options that are or may become exercisable at an average price of $11.71 per share. In addition, as of June 30, 2009, we had the ability to issue 76,209 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. Subject to applicable NASDAQ Listing Rules, our Board of Directors generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or convertible securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

The Bank’s ability to pay dividends is subject to regulatory limitations, which may affect our ability to pay our obligations and dividends.

We are a separate legal entity from the Bank and our other subsidiaries, and we do not have significant operations of our own. We have historically depended on the Bank’s cash and liquidity as well as dividends to pay our operating expenses. Various federal and state statutory provisions limit the amount of dividends that subsidiary banks can pay to their holding companies without regulatory approval. The Bank is also subject to limitations under state law regarding the payment of dividends, including the requirement that dividends may be paid only out of undivided profits and only if the Bank has surplus of a specified level. In addition to these explicit limitations, it is possible, depending upon the financial condition of the Bank and other factors, that the federal and state regulatory agencies could take the position that payment of dividends by the Bank would constitute an unsafe or unsound banking practice. In the event the Bank is unable to pay dividends sufficient to satisfy our obligations or is otherwise unable to pay dividends to us, we may not be able to service our obligations as they become due or to pay dividends on our common stock or Series A Preferred Stock. Consequently, the inability to receive dividends from the Bank could adversely affect our financial condition, results of operations, cash flows and prospects.

In addition, holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. Also, we are a financial holding company and our ability to declare and pay dividends depends on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

The Treasury’s investment in us imposes restrictions and obligations limiting our ability to pay dividends and repurchase common stock.

Under the Securities Purchase Agreement and the rights of the Series A Preferred Stock set forth in our Articles of Incorporation, our ability to declare or pay dividends on any of our shares is restricted. Specifically, we may not declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock. Furthermore, prior to December 12, 2011, unless we have redeemed all of the Series A Preferred Stock, or the Treasury has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to, among other things, increase common stock dividends or effect repurchases of common stock (with certain exceptions, including the repurchase of our common stock to offset share dilution from equity-based employee compensation awards).

Holders of Series A Preferred Stock have certain voting rights that may adversely affect our common shareholders, and the holders of Series A Preferred Stock may have different interests from, and vote their shares in a manner deemed adverse to, our common shareholders.

In the event that we fail to pay dividends on shares of Series A Preferred Stock for an aggregate of at least six quarterly dividend periods (whether or not consecutive), the Treasury will have the right to appoint two directors to our Board of Directors until all accrued but unpaid dividends have been paid; otherwise, except as required by law, holders of Series A Preferred Stock have limited voting rights. So long as shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the vote or consent of holders owning at least 66 2/3% of the shares of Series A Preferred Stock outstanding is required for:

•	any amendment or alteration of our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•	any amendment, alteration or repeal of any provision of our Articles of Incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•	any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving or resulting entity, such shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such remaining outstanding shares of Series A Preferred Stock or preference securities, as the case may be, have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock prior to such consummation, taken as a whole. Holders of Series A Preferred Stock could block such a transaction, even where considered desirable by, or in the best interests of, holders of our common stock.

In addition, the shares of common stock that are issuable upon the exercise of the warrant held by the Treasury will enjoy voting rights identical to those of our other outstanding shares of common stock. Although the Treasury has agreed not to vote the shares of common stock it would receive upon any exercise of the warrant, a transferee of any portion of the warrant or any of the shares of common stock it acquires upon exercise of the warrant is not bound by this limitation.

There can be no assurance when the Series A Preferred Stock may be redeemed and the warrant held by the Treasury may be repurchased.

There can be no assurance when the Series A Preferred Stock may be redeemed and the warrant may be repurchased. In addition, the Series A Preferred Stock may only be redeemed upon the express approval of the Federal Reserve. Until such time as the Series A Preferred Stock is redeemed and the warrant is repurchased, we will remain subject to the terms and conditions set forth in the Securities Purchase Agreement, the warrant and the rights of the Series A Preferred Stock as set forth in the Articles of Incorporation.

The holders of our subordinated debentures have rights that are senior to those of our shareholders.

We have issued $30.9 million of subordinated debentures in connection with three trust preferred securities issuances by our subsidiaries, Capital Bank Statutory Trust I, II and III. We conditionally guarantee all payments of the principal and interest on these trust preferred securities. Our subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of common stock.

Certain “control” acquisitions of our common stock could require an acquiring entity to be subject to regulation as a “bank holding company” or an acquiring entity or person to obtain the prior approval of the Federal Reserve.

Any company owning, controlling or having the power to vote 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over our management and policies or those of the Bank, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended. Becoming a bank holding company imposes certain statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our common stock or such non-banking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of our outstanding common stock and (2) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of our outstanding common stock.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and the information incorporated by reference in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $● (or approximately $● if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, including to strengthen the capital of the Bank and to support our strategic growth opportunities in the future. As of the date of this prospectus, we have not identified any strategic acquisition candidates. The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, the Bank’s funding requirements, the availability of other funds and other factors. Our management will retain broad discretion in the allocation of net proceeds from this offering.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2009 and as adjusted to reflect the sale of the shares of common stock offered by this prospectus (assuming an offering price of $● per share and no exercise of the underwriters’ over-allotment option for this offering) and the receipt of the net proceeds from the offering. The table does not reflect the use of proceeds. The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	At June 30, 2009
	Actual	As Adjusted
(Dollars in thousands)

Subordinated debentures	$30,930	$	●

Shareholders’ equity
Preferred stock, $1,000 par value; 100,000 shares authorized; 41,279 shares issued and outstanding (liquidation preference of $41,279)	39,982		●
Common stock, no par value; 20,000,000 shares authorized; 11,300,369 shares issued and outstanding	139,641
Retained deficit	(37,515)		●
Accumulated other comprehensive income	1,198		●
Total shareholders’ equity	143,306		●
Total capitalization	$174,236	$	●

Capital ratios
Tangible equity to tangible assets	8.28%		●	%
Tangible common equity to tangible assets	5.84		●
Leverage ratio	9.94		●
Tier I risk-based capital	11.52		●
Total risk-based capital	12.77		●

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CBKN.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the NASDAQ Global Select Market and the cash dividends declared on the common stock. As of October 16, 2009, we had approximately 11,300,369 shares of common stock outstanding, held of record by approximately 2,159 shareholders. The last reported sales price of our common stock on the NASDAQ Global Select Market on October 16, 2009, was $5.00 per share.

Quarter Ended	High	Low	Dividends per Share

2009
December 31 (through October 16, 2009)	$5.03	$4.85	$
September 30	6.90	4.59		0.08
June 30	6.39	4.13		0.08
March 31	7.00	4.00		0.08

2008
December 31	$9.40	$5.64		$0.08
September 30	10.73	7.00		0.08
June 30	11.49	8.55		0.08
March 31	12.99	8.60		0.08

2007
December 31	$15.25	$10.28		$0.08
September 30	17.25	12.70		0.08
June 30	17.94	16.36		0.08
March 31	18.25	16.80		0.08

DIVIDEND POLICY

Our shareholders are entitled to receive such dividends or distributions as our Board of Directors authorizes in its discretion. Our ability to pay dividends is subject to the restrictions of the North Carolina Business Corporation Act and our organizational documents, including our Articles of Incorporation. There are also various statutory limitations on the ability of the Bank to pay dividends to us. Subject to the legal availability of funds to pay dividends, during 2008 and 2007, we declared and paid dividends totaling $0.32 per share (see chart above for declared quarterly dividends). We currently intend to maintain our dividend payment to shareholders in the form of quarterly cash dividends if such cash dividends are in our best interest in the business judgment of our Board of Directors and are consistent with maintaining our status as a “well capitalized” institution under applicable banking laws and regulations. Our earnings and projected future earnings as well as capital levels will be reviewed by the Board of Directors on a quarterly basis to determine whether a quarterly dividend will continue to be paid to shareholders, and if so, the appropriate amount. In addition, our participation in the Treasury’s Capital Purchase Program limits our ability to increase our quarterly dividends until the earlier of (i) December 12, 2011 or (ii) the date on which we have redeemed all shares of Series A Preferred Stock held by the Treasury or the date the Treasury has transferred all of its shares of our Series A Preferred Stock to a third party. Actual declaration of any future dividends and the establishment of the record dates related thereto remains subject to further action by our Board of Directors as well as the limitations discussed above.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our Articles of Incorporation, our Bylaws and applicable provisions of law. We have summarized certain portions of the Articles of Incorporation and Bylaws below. The summary is not complete. The Articles of Incorporation and Bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You should read the Articles of Incorporation and Bylaws for the provisions that are important to you.

Common Stock

General

Our Articles of Incorporation authorize us to issue 20,000,000 shares of common stock, no par value per share, and 100,000 shares of preferred stock. As of October 16, 2009, there were 11,300,369 shares of our common stock outstanding held of record by approximately 2,159 shareholders. Our common stock is listed on the NASDAQ Global Select Market under the symbol “CBKN.”

We intend to call a special meeting of our shareholders, to be held December 4, 2009, for the purpose of approving an amendment to our Articles of Incorporation to increase the number of authorized shares of common stock from 20,000,000 shares to 50,000,000 shares.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common shareholders have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of Series A Preferred Stock, described below, and any other shares of our preferred stock we may issue in the future.

Voting Rights

Our common shareholders are entitled to vote together as a class on all matters submitted to a vote of our shareholders. Except for the election of directors by plurality and matters requiring the vote of the Series A Preferred Stock described below, if a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast against the action, unless the vote of a greater number is required by the North Carolina Business Corporation Act, the Articles of Incorporation or the Bylaws. Our common shareholders do not have cumulative voting rights.

Dividends

Our common shareholders are entitled to receive dividends only when, as and if approved by our Board of Directors from funds legally available for the payment of dividends, after payment on our subordinated debentures (and the related trust preferred securities) and the payment of dividends on our outstanding Series A Preferred Stock. We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a financial holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to North Carolina state laws relating to the payment of dividends. Our participation in the Treasury’s Capital Purchase Program also limits our ability to increase our quarterly dividends until the earlier of (i) December 12, 2011 or (ii) the date on which we have redeemed all shares of Series A Preferred Stock held by the Treasury or the date the Treasury has transferred all of its shares of our Series A Preferred Stock to a third party.

Liquidation Rights

The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding up of us, whether voluntary or involuntary, will become entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid to the holders of our Series A Preferred Stock and any other class of stock having preference over the common stock in the event of liquidation, dissolution or winding up, the full preferential amounts, if any, to which they are entitled.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

Our Articles of Incorporation authorize us to issue 100,000 shares of preferred stock. We have designated 41,279 shares as Series A Preferred Stock, all of which are issued and outstanding as of the date of this prospectus. We do not have other preferred stock outstanding.

Our Board of Directors is authorized to issue one or more classes, or one or more series within a class, of preferred stock in the future and to fix the designations, preferences, rights, powers, including voting powers and par value, if any (or qualifications, limitations and restrictions) of such preferred stock. As a result, the Board of Directors could adversely affect the rights of the holders of common stock without a vote of such shareholders.

Series A Preferred Stock

General

On December 12, 2008, pursuant to the Capital Purchase Program, we issued to the Treasury 41,279 shares of Series A Preferred Stock having a liquidation amount per share equal to $1,000, for a total price of $41,279,000. The holders of the Series A Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series A Preferred Stock is not convertible into common stock.

Pursuant to the Securities Purchase Agreement, the Treasury has certain piggyback registration rights with respect to the shares of Series A Preferred Stock. The Treasury has waived these piggyback registration rights with respect to this offering.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock do not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, or voting parity stock, voting as a single class, will have the right to elect two members of our Board of Directors, or the preferred stock directors, to fill two newly created positions on the Board of Directors at the next annual meeting of shareholders (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Stock Market (or any other securities exchange or trading facility on which our securities may be listed or traded) that listed or traded companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock elected. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or written consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3 % of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•	any amendment or alteration of our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•	any amendment, alteration or repeal of any provision of our Articles of Incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•	any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving or resulting entity, such shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such remaining outstanding shares of Series A Preferred Stock or preference securities, as the case may be, have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock prior to such consummation, taken as a whole.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Dividends

Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our Board of Directors or a duly authorized committee of the Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of (i) 5% per share on a liquidation amount of $1,000 per share of Series A Preferred Stock (and any accrued but unpaid dividends) with respect to each dividend period during the five-year period following December 12, 2008 and (ii) 9% per share on a liquidation amount of $1,000 per share of Series A Preferred Stock (and any accrued but unpaid dividends) with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15, each a dividend payment date, of each year with payments having commenced on February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors, so long as such record date is not more than 60 days nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, we are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•	at least equally with all other equity securities the terms of which do not expressly provide that such securities rank senior or junior to the Series A Preferred Stock, or parity stock, with respect to dividend rights and/or rights upon our liquidation, dissolution or winding up.

So long as any share of Series A Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been or are contemporaneously declared and paid in full, no dividend or distribution shall be declared or paid on our common stock or other junior stock or parity stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock or parity stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods. However, these limitations do not apply to:

•	purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice up to the amount of the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation as adjusted for stock splits, stock dividends, reverse stock splits, reclassifications or similar transactions;

•	any dividends or distributions of rights or junior stock in connection with any shareholder rights plan or any redemption or repurchase of rights pursuant to any shareholder rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or our subsidiary, including as trustee or custodian; and

•	the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside, on the Series A Preferred Stock and any other parity stock, all dividends declared for payment on that dividend payment date with respect to the Series A Preferred Stock and any other parity stock (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock) shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, securities or otherwise) as may be determined by our Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on our securities, including common stock and other junior stock, from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The amendment to our Articles of Incorporation designating the Series A Preferred Stock provides that such stock may not be redeemed prior to February 15, 2012, unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) of at least $10.3 million, which equals 25% of the aggregate liquidation amount of the Series A Preferred Stock. In such a case, we may redeem the Series A Preferred Stock, subject to the approval of the FDIC, in whole or in part, upon notice to the holders of Series A Preferred Stock up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us to persons other than us or our subsidiaries after December 12, 2008 of shares of perpetual preferred stock, common stock or a combination thereof that in each case qualify as Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines. Qualified equity offerings do not include sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. On or after February 15, 2012, the Series A Preferred Stock may be redeemed at any time, in whole or in part, subject to the approval of the Federal Reserve and certain notice requirements. In connection with the adoption of the ARRA, subject to the approval of the Treasury and the Federal Reserve, we may redeem the Series A Preferred Stock at any time regardless of whether or not we have replaced such funds from any other source.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A Preferred Stock or in such other manner as our Board of Directors or a duly authorized committee thereof may determine to be fair and equitable.

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive a liquidation preference of an amount per share equal to the fixed liquidation amount of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the liquidation preference out of our assets (or proceeds of such assets) that are available for distribution to shareholders, subject to the rights of any of our creditors, before any distribution of such assets or proceeds is made to or set aside for the holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets (or proceeds of such assets) are not sufficient to pay the liquidation preference in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective liquidation preference for those holders. If the liquidation preference of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets (or proceeds of such assets) according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, lease or exchange of all or substantially all of our assets, nor the consolidation or merger of us with any other entity, will constitute our liquidation, dissolution or winding up.

Treasury Warrant

General

In connection with the Treasury’s purchase of our Series A Preferred Stock, we issued to the Treasury a warrant exercisable for 749,619 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $8.26 per share. The warrant may be exercised, in whole or in part, at any time on or before December 12, 2018 (except as described below). The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the Treasury, by the payment of cash equal to the aggregate exercise price.

Pursuant to the Securities Purchase Agreement, the Treasury has certain piggyback registration rights with respect to the warrant. The Treasury has waived these piggyback registration rights with respect to this offering.

If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than the aggregate liquidation amount of the Series A Preferred Stock, the number of shares of common stock underlying the warrant then held by the Treasury will be reduced by one-half.

Rights as a Shareholder

The Treasury shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.

Restrictions on Transferability and Exercise

The Treasury may not transfer a portion of the warrant with respect to, or exercise the warrant for, more than one-half of the shares of common stock underlying the warrant until the earlier of the date on which we have received aggregate gross proceeds from a qualified equity offering of at least the aggregate liquidation amount of the Series A Preferred Stock and December 31, 2009. The warrant, and all rights under the warrant, are otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of December 12, 2011 and the date the Treasury no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors;

•	in connection with a public or broadly marketed offering and sale of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•	in connection with the exercise of preemptive rights on terms existing as of December 12, 2008.

Other Distributions. If we declare any dividends or distributions (other than our ordinary quarterly cash dividends, stock dividends and other dividends or distributions described above) on shares of our common stock, the exercise price of the warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock, both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction by us that requires shareholder approval, the Treasury’s right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to exercise the warrant for the consideration that would have been payable to the Treasury with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

Repurchase

Following the redemption in whole of the Series A Preferred Stock held by the Treasury or the transfer by the Treasury of all of its Series A Preferred Stock to one or more unaffiliated third parties, we may, upon notice to the Treasury, repurchase any portion of the warrant at any time at fair market value.

Anti-takeover Effects of Our Articles of Incorporation and Bylaws

The following is a summary of certain provisions of our Articles of Incorporation and Bylaws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the documents referenced.

While these provisions of our Articles of Incorporation and Bylaws might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our shareholders generally and to provide our Board of Directors and shareholders a reasonable opportunity to evaluate and respond to unsolicited acquisition proposals

Authorized But Unissued Stock. Our Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock and 100,000 shares of preferred stock, and we intend to call a special meeting of our shareholders, to be held December 4, 2009, for the purpose of approving an amendment to our Articles of Incorporation to increase the number of authorized shares of common stock from 20,000,000 shares to 50,000,000 shares. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board of Directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control. This possibility may encourage persons seeking to acquire us to negotiate directly with our Board of Directors. The authorized but unissued common stock also could facilitate acquisitions by us.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control of us. For example, our Board of Directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” For example, a class or series of preferred stock could be designated that would be convertible into common stock upon the acquisition by a third party of a specified percentage of our voting stock. Typically, under most shareholder rights plans, if a third party acquires the specified percentage (usually 15% to 20%) of a corporation’s voting stock, the shareholders of that corporation (other than the shareholder who purchased the specified percentage interest in the corporation) have the right to purchase shares of the corporation’s common stock at a discount to the market price. This results in dilution to the third party, both economically and in terms of its percentage ownership of the corporation’s shares. Our Board of Directors is able to implement a shareholder rights plan without further action by our shareholders.

Use of the preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors, or the assumption of control by shareholders, even if such proposed actions would be beneficial to our shareholders. This could include discouraging bids for us even if such bid represents a premium over our then-existing trading price and thereby prevent shareholders from receiving the maximum value for their shares.

Classified Board of Directors. Our classified Board of Directors may have an anti-takeover effect by making it more difficult for an entity that owns a majority of our shares (or which is able successfully to solicit a majority) to force an immediate change in the composition of a majority of our Board of Directors. Our Articles of Incorporation provide for the division of our Board of Directors into three classes, with each class elected to serve a term of three years, provided that there are at least nine directors. As a result of the classification, approximately one-third of our Board of Directors is elected each year, and thus even a majority shareholder cannot accomplish a change in control of our Board of Directors in less than two years. Consequently, the staggered board has the effect of delaying the time within which an acquirer may gain control of our Board of Directors. This delay factor is also likely to encourage potential acquirers to negotiate with our Board of Directors prior to attempting to gain control of us.

Limited Ability To Call Special Meetings of Shareholders. A potential acquirer may wish to call a special meeting of shareholders of a target to consider removing directors or to consider an acquisition offer. It could also call a meeting or series of meetings to harass management and disrupt the target’s business. Thus, limited rights of shareholders to call special meetings can have an anti-takeover effect. Shareholders of publicly traded North Carolina corporations, like us, are not entitled to call a special meeting of shareholders unless the corporation’s charter or bylaws authorize them to do so. Our Bylaws provide that only the chief executive officer, president, secretary, or Board of Directors may call special meetings of our shareholders.

Unanimous Requirement for Written Consent of Shareholders. Shareholders of publicly traded North Carolina corporations may act without a meeting only by unanimous written consent. Our Bylaws also require unanimous written consent for shareholder action without a meeting. As a practical matter, the requirement of unanimity makes it exceedingly difficult for a potential acquirer to accomplish its objective through a written consent with respect to a public company, which has a large number of shareholders.

No Cumulative Voting for Directors. Cumulative voting permits a shareholder to cumulate his total shareholder votes for a single candidate in an election of directors. For example, a shareholder holding 1,000 shares in an election for five directors could cumulate all 5,000 votes for one director. Cumulative voting may make it easier for a potential acquirer or dissident shareholder to gain a board seat. Under North Carolina law, by virtue of our date of incorporation, our status as a public company and the fact that the Articles of Incorporation do not give our shareholders the right to cumulate their votes, our shareholders are not entitled to cumulate their votes. In addition, our Bylaws specifically deny cumulative voting rights.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through Sandler O’Neill & Partners, L.P., as the representative of the underwriters. We have entered into an underwriting agreement with the underwriters, dated ●, 2009. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Sandler O’Neill & Partners, L.P.	●
Howe Barnes Hoefer & Arnett, Inc.	●
Total	●

The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to ● additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $●  per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $●  per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share		Total Without Over-allotment		Total With Over-allotment

Price to public	$	●	$	●	$	●
Underwriting discounts and commissions		●		●		●
Proceeds to us, before expenses		●		●		●

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $●  and are payable by us. We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with the offering, including legal fees and expenses, marketing, syndication and travel expenses.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock up Agreement. We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our preferred stock or common stock, any of our securities that are substantially similar to any of our common stock or any securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply to (1) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (2) the issuance by us of shares, and options to purchase shares, of our common stock pursuant to stock option plans, as those plans are in effect on the date of this prospectus; (3) the issuance by us of shares of our common stock upon the exercise of stock options that are outstanding on the date of this prospectus, and the issuance by us of shares of our common stock upon the exercise of stock options issued after the date of this prospectus under stock option plans referred to in clause (2) of this sentence, as those plans are in effect on the date of this prospectus; (4) the issuance by us of shares of our common stock pursuant to the Capital Bank Corporation Deferred Compensation Plan for Outside Directors as that plan is in effect on the date of this prospectus; (5) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; (6) a disposition of shares of common stock by will or under laws of descent; or (7) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that executive officer or director or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity. We and our subsidiary, Capital Bank, have agreed, jointly and severally, to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Exchange. Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “CBKN.”

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters have informed us that they and selected dealers, if any, who are qualified market makers on the NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may discontinue passive market making activities at any time.

Other. From time to time, the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings, including the documents incorporated by reference in this prospectus, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of our web site at http://www.capitalbank-nc.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information and exhibits included in the registration statement. We refer you to the information and exhibits included in the registration statement for further information. This prospectus is qualified in its entirety by such information and exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009, and Amendment No. 1 to the Annual Report on Form 10-K/A, filed with the SEC on October 9, 2009;

•	our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 20, 2009;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the SEC on May 8, 2009, and for the fiscal quarter ended June 30, 2009, as filed with the SEC on August 7, 2009; and

•	our Current Reports on Form 8-K filed with the SEC on January 16, 2009, March 30, 2009, June 26, 2009, September 25, 2009 and October 5, 2009.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents that are not specifically incorporated by reference therein. All such requests should be directed to:

Capital Bank Corporation
Attn: Michael R. Moore
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601
(919) 645-6400

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina. O. A. Keller, III, our Chairman of the Board, is the father-in-law of an attorney at Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. that serves as our principal outside counsel. As of the date of this prospectus, attorneys with Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. beneficially own an aggregate of approximately 23,450 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Womble Carlyle Sandridge & Rice, PLLC.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

●           Shares

Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.	Howe Barnes Hoefer & Arnett

● , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                      Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered hereunder, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee, FINRA filing fee and NASDAQ Global Select Market listing fee.

Amount To Be Paid

SEC registration fee		$3,069
FINRA filing fee		●
NASDAQ Global Select Market Listing Fee		●
Accounting fees and expenses		●
Printing fees and expenses		●
Legal fees and expenses		●
Miscellaneous expenses		●
Total	$	●

Item 14.                      Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition, Section 55-8-57 of the North Carolina Business Corporation Act permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorneys’ fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses such person may incur on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

Our Bylaws provide for indemnification, to the fullest extent permitted by law, of our directors and officers and anyone who at our request, was serving as an officer, director, agent, partner, trustee, administrator or employee of another entity against any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action suit or proceeding, or any appeal of such an action, seeking to hold him or her liable by reason of the fact that he or she was acting in such capacity. We also may provide such indemnification for our employees and agents as we deem appropriate.

The rights of indemnification found in our Bylaws cover:

•	reasonable expenses, including without limitation all attorneys’ fees actually and necessarily incurred by him or her in connection with any action, suit or proceeding;

•	all reasonable payments in satisfaction of any judgment, money decree, fine, penalty or settlement; and

•	all reasonable expense incurred in enforcing the indemnification rights.

Sections 55-8-52 and 55-8-56 of the North Carolina Business Corporation Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina Business Corporation Act provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. Our directors and officers are currently covered under directors’ and officers’ insurance policies maintained by us. As permitted by North Carolina law, our Articles of Incorporation limit the personal liability of directors for monetary damages for breaches of duty as a director, provided that such limitation will not apply to (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with our best interests, (ii) any liability for unlawful distributions under Section 55-8-33 of the North Carolina Business Corporation Act, or (iii) any transaction from which the director derived an improper personal benefit. In addition, our Articles of Incorporation stipulate that the liability of a director is eliminated or limited to the fullest extent permitted by the North Carolina Business Corporation Act, as it may be amended in the future.

For a period of five years after January 3, 2006, we and our wholly-owned subsidiary, the Bank, agreed to indemnify, and advance expenses in matters that may be subject to indemnification to, the former directors or officers of 1st State Bancorp, Inc. or of its subsidiaries with respect to liabilities and claims made against them resulting from their service prior to January 3, 2006, in accordance with and subject to the requirements and other provisions of our Articles of Incorporation and Bylaws and the articles of incorporation and bylaws of the Bank, and applicable provisions of law to the same extent as we and the Bank, respectively, are obligated thereunder to indemnify and advance expenses to our own respective directors and officers. We also agreed to, or to cause the Bank to, obtain and maintain, for a period of six years after January 3, 2006, 1st State Bancorp, Inc.’s current directors’ and officers’ liability insurance policies or comparable policies.

In addition, in the ordinary course of our business we may from time to time enter into contracts under which we and our directors and officers are provided with standard rights of indemnification against liability that they may incur in their capacities as such and in connection with activities performed under the terms of such contracts.

Item 15.                      Recent Sales of Unregistered Securities.

On December 12, 2008, we entered into a Letter Agreement and Securities Purchase Agreement – Standard Terms with the Treasury pursuant to which we sold, and the Treasury purchased, for an aggregate purchase price of $41,279,000 in cash (i) 41,279 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference of $1,000 per share, and (ii) a ten-year warrant to purchase 749,619 shares of our common stock at an exercise price, subject to anti-dilution adjustments, of $8.26 per share. The securities were sold in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. We did not engage in a general solicitation or advertising with regard to the issuance and sale of such securities and did not offer securities to the public in connection with this issuance and sale.

Item 16.                      Exhibits.

Exhibit No.	Description

1.01	Form of Underwriting Agreement (to be filed by amendment)

2.01
Merger Agreement, dated June 29, 2005, by and among Capital Bank Corporation and 1st State Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

2.02	List of Schedules Omitted from Merger Agreement included as Exhibit 2.01 above (incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

3.01
Articles of Incorporation of Capital Bank Corporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-4 (File No. 333-65853) filed with the SEC on October 19, 1998, as amended on November 10, 1998, December 21, 1998 and February 8, 1999)

3.02	Articles of Amendment of Capital Bank Corporation (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

3.03	Bylaws of Capital Bank Corporation, as amended to date (incorporated by reference to Exhibit 3.02 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

4.01
Specimen Common Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-4 (File No. 333-65853) filed with the SEC on October 19, 1998, as amended on November 10, 1998, December 21, 1998 and February 8, 1999)

4.02	In accordance with Item 601(b) (4) (iii) (A) of Regulation S-K, certain instruments respecting long-term debt of the registrant have been omitted but will be furnished to the SEC upon request.

4.03	Specimen Series A Preferred Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

4.04	Warrant to Purchase up to 749,619 Shares of Common Stock (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

5.01	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (to be filed by amendment)

10.01	Equity Incentive Plan (incorporated by reference to Exhibit 10.02 to our Annual Report on Form 10-K filed with the SEC on March 28, 2003)

10.02
Form of Stock Award Agreement under the Capital Bank Corporation Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2007)

10.03
Form of Incentive Stock Option Agreement under the Capital Bank Corporation Equity Incentive Plan  (incorporated by reference to Exhibit 99.3 to our Registration Statement on Form S-8 (File No. 333-160699) filed with the SEC on July 20, 2009)

10.04	Amended and Restated Deferred Compensation Plan for Outside Directors (incorporated by reference to Appendix A to our Proxy Statement for Annual Meeting held on May 26, 2005)

10.05
Amended and Restated Deferred Compensation Plan for Outside Directors, effective November 20, 2008 (incorporated by reference to Exhibit 10.04 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.06	Capital Bank Defined Benefit Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.07
Amended and Restated Capital Bank Defined Benefit Supplemental Executive Retirement Plan, effective December 18, 2008 (incorporated by reference to Exhibit 10.06 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.08	Capital Bank Supplemental Retirement Plan for Directors (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.09
Amended and Restated Capital Bank Supplemental Retirement Plan for Directors, effective December 18, 2008 (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed on March 16, 2009)

10.10
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and B. Grant Yarber (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.11
Employment Agreement, dated January 31, 2008, by and between Michael R. Moore and Capital Bank Corporation (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.12
Employment Agreement, dated January 25, 2008, by and between David C. Morgan and Capital Bank Corporation (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.13
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and Mark Redmond (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.14
Lease Agreement, dated November 16, 1999, between Crabtree Park, LLC and Capital Bank Corporation (incorporated by reference to Exhibit 10.01 to our Annual Report on Form 10-K filed with the SEC on March 27, 2000)

10.15
Lease Agreement, dated November 1, 2005, by and between Capital Bank Corporation and 333 Ventures, LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 28, 2005)

10.16
Agreement, dated November 2001, between Fiserv Solutions, Inc. and Capital Bank Corporation (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

10.17
Letter Agreement, dated December 12, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, by and between Capital Bank Corporation and the United States Department of Treasury (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.18	Form of Waiver with Senior Executive Officers (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.19
Form of Letter Agreement Limiting Executive Compensation with Senior Executive Officers (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.20
Summary of Material Terms of the Capital Bank Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 8, 2008)

10.21
Purchase and Assumption Agreement, dated September 25, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, and Omni National Bank (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed with the SEC on November 7, 2008)

10.22
Real Estate Purchase Agreement, dated October 6, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, Michael R. Moore and Viola V. Moore (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 9, 2008)

21.01	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.01 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

23.01	Consent of Grant Thornton LLP

23.02	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (contained in Exhibit 5.01)

24.01	Power of Attorney (contained on signature page)

Item 17.                      Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial  bona fide  offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Raleigh, State of North Carolina, on October 22, 2009.

CAPITAL BANK CORPORATION

By: /s/ B. Grant Yarber
B. Grant Yarber
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints B. Grant Yarber and Michael R. Moore, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ B. Grant Yarber	President, Chief Executive Officer and Director	October 22, 2009
B. Grant Yarber	(Principal Executive Officer)
/s/ Michael R. Moore	Chief Financial Officer	October 22, 2009
Michael R. Moore	(Principal Financial Officer)
/s/ David B. Therit	Chief Accounting Officer	October 22, 2009
David B. Therit	(Principal Accounting Officer)
/s/ Charles F. Atkins	Director	October 22, 2009
Charles F. Atkins
/s/ John F. Grimes, III	Director	October 22, 2009
John F. Grimes, III
/s/ Robert L. Jones	Director	October 22, 2009
Robert L. Jones
/s/ O. A. Keller, III	Director	October 22, 2009
O. A. Keller, III
/s/ Oscar A. Keller, Jr.	Director	October 22, 2009
Oscar A. Keller, Jr.

Name	Title	Date
/s/ Ernest A. Koury, Jr.	Director	October 22, 2009
Ernest A. Koury, Jr.
/s/ George R. Perkins, III	Director	October 22, 2009
George R. Perkins, III
/s/ Don W. Perry	Director	October 22, 2009
Don W. Perry
/s/ Carl H. Ricker, Jr.	Director	October 22, 2009
Carl H. Ricker, Jr.
/s/ Samuel J. Wornom, III	Director	October 22, 2009
Samuel J. Wornom, III

EXHIBIT INDEX

Exhibit No.	Description

1.01	Form of Underwriting Agreement (to be filed by amendment)

2.01
Merger Agreement, dated June 29, 2005, by and among Capital Bank Corporation and 1st State Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

2.02	List of Schedules Omitted from Merger Agreement included as Exhibit 2.01 above (incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

3.01
Articles of Incorporation of Capital Bank Corporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-4 (File No. 333-65853) filed with the SEC on October 19, 1998, as amended on November 10, 1998, December 21, 1998 and February 8, 1999)

3.02	Articles of Amendment of Capital Bank Corporation (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

3.03	Bylaws of Capital Bank Corporation, as amended to date (incorporated by reference to Exhibit 3.02 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

4.01
Specimen Common Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-4 (File No. 333-65853) filed with the SEC on October 19, 1998, as amended on November 10, 1998, December 21, 1998 and February 8, 1999)

4.02	In accordance with Item 601(b) (4) (iii) (A) of Regulation S-K, certain instruments respecting long-term debt of the registrant have been omitted but will be furnished to the SEC upon request.

4.03	Specimen Series A Preferred Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

4.04	Warrant to Purchase up to 749,619 Shares of Common Stock (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

5.01	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (to be filed by amendment)

10.01	Equity Incentive Plan (incorporated by reference to Exhibit 10.02 to our Annual Report on Form 10-K filed with the SEC on March 28, 2003)

10.02
Form of Stock Award Agreement under the Capital Bank Corporation Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2007)

10.03
Form of Incentive Stock Option Agreement under the Capital Bank Corporation Equity Incentive Plan  (incorporated by reference to Exhibit 99.3 to our Registration Statement on Form S-8 (File No. 333-160699) filed with the SEC on July 20, 2009)

10.04	Amended and Restated Deferred Compensation Plan for Outside Directors (incorporated by reference to Appendix A to our Proxy Statement for Annual Meeting held on May 26, 2005)

10.05
Amended and Restated Deferred Compensation Plan for Outside Directors, effective November 20, 2008 (incorporated by reference to Exhibit 10.04 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.06	Capital Bank Defined Benefit Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.07
Amended and Restated Capital Bank Defined Benefit Supplemental Executive Retirement Plan, effective December 18, 2008 (incorporated by reference to Exhibit 10.06 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.08	Capital Bank Supplemental Retirement Plan for Directors (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.09
Amended and Restated Capital Bank Supplemental Retirement Plan for Directors, effective December 18, 2008 (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed on March 16, 2009)

10.10
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and B. Grant Yarber (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.11
Employment Agreement, dated January 31, 2008, by and between Michael R. Moore and Capital Bank Corporation (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.12
Employment Agreement, dated January 25, 2008, by and between David C. Morgan and Capital Bank Corporation (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.13
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and Mark Redmond (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.14
Lease Agreement, dated November 16, 1999, between Crabtree Park, LLC and Capital Bank Corporation (incorporated by reference to Exhibit 10.01 to our Annual Report on Form 10-K filed with the SEC on March 27, 2000)

10.15
Lease Agreement, dated November 1, 2005, by and between Capital Bank Corporation and 333 Ventures, LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 28, 2005)

10.16
Agreement, dated November 2001, between Fiserv Solutions, Inc. and Capital Bank Corporation (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

10.17
Letter Agreement, dated December 12, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, by and between Capital Bank Corporation and the United States Department of Treasury (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.18	Form of Waiver with Senior Executive Officers (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.19
Form of Letter Agreement Limiting Executive Compensation with Senior Executive Officers (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.20
Summary of Material Terms of the Capital Bank Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 8, 2008)

10.21
Purchase and Assumption Agreement, dated September 25, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, and Omni National Bank (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed with the SEC on November 7, 2008)

10.22
Real Estate Purchase Agreement, dated October 6, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, Michael R. Moore and Viola V. Moore (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 9, 2008)

21.01	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.01 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

23.01	Consent of Grant Thornton LLP

23.02	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (contained in Exhibit 5.01)

24.01	Power of Attorney (contained on signature page)